Exhibit 107

Calculation of Filing Fee Tables

Schedule TO

(Rule 14d-100)

BIODELIVERY SCIENCES INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

COLLEGIUM PHARMACEUTICAL, INC.

(Names of Filing Persons (Offerors))

Table 1-Transaction Valuation

	Transaction Valuation*	Fee rate	Amount of Filing Fee
Fees to Be Paid	$1,196,312,079.36	.0000927	$110,898.13
Fees Previously Paid	0		0
Total Transaction Valuation	$1,196,312,079.36
Total Fees Due for Filing			$110,898.13
Total Fees Previously Paid			0
Total Fee Offsets			0
Net Fee Due			$110,898.13

*Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (i) 102,084,213 shares of common stock, par value $0.001 per share (“Shares”), issued and outstanding of BioDelivery Sciences International, Inc., a Delaware corporation (“BDSI”), multiplied by the offer price of $5.60 per Share, (ii) 1,223,900 Shares issuable pursuant to outstanding time-vested restricted stock units multiplied by the offer price of $5.60 per Share, (iii) 2,051,033 Shares issuable pursuant to outstanding warrants with an exercise price less than $5.60, multiplied by $3.04, which is $5.60 minus the weighted average price for such warrants of $2.56, and (iv) the net offer price for options to purchase 12,268,229 Shares with an exercise price less than $5.60 per Share (which is calculated by multiplying the number of Shares underlying such in-the-money stock options by an amount equal to $5.60 per Share minus the weighted average exercise price of $3.84 per Share). The foregoing share figures have been provided by BDSI are as of February 17, 2022, the most recent practicable date.